Exhibit 12.1
US AIRWAYS GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except ratio amounts)

	Nine Months Ended	Years ended December 31,
	September 30, 2009	2008	2007	2006	2005	2004

Income (loss) before income taxes and cumulative effect of change in accounting principle	$(125)	$(2,215)	$430	$386	$(337)	$(89)
Add:
Interest expense, net	229	258	277	301	149	80
Interest factor portion of rentals	314	430	418	432	203	140

	543	688	695	733	352	220

Earnings (losses) before income taxes and fixed charges	$418	$(1,527)	$1,125	$1,119	$15	$131
Computation of fixed charges:
Interest expense	$229	$258	$277	$301	$149	$80
Interest factor portion of rentals	314	430	418	432	203	140
Capitalized interest	2	6	4	2	3	2

Fixed charges	$545	$694	$699	$735	$355	$222

Ratio of earnings to fixed charges	N/A	N/A	1.61	1.52	N/A	N/A
Earnings insufficient to cover fixed charges	$127	$2,221	N/A	N/A	$340	$91